UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for 04/26/2016.
Item A.2	CIK Number of registrant: 0001317146
Item A.3	EDGAR Series Identifier: S000003835
Item A.4	Securities Act File Number: 333-122804

Part B: Default or event of insolvency of portfolio security issuer

Not applicable.

Part C: Provision of financial support to fund

Item C.1	Description of nature of support.	Capital contribution
Item C.2	Person providing support.	Massachusetts Mutual Life Insurance Company
Item C.3	Brief description of relationship between the person providing support and the fund.	Fund Sponsor
Item C.4	Date support provided.	04/25/2016
Item C.5	Amount of support.	$176,275.52
Item C.6	Security supported (if applicable). Disclose the name of the issuer, the title of the issue (including coupon or yield, if applicable) and at least two identifiers, if available (e.g., CUSIP, ISIN, CIK, LEI).	Not applicable.
Item C.7	Value of security supported on date support was initiated (if applicable).	Not applicable.
Item C.8	Brief description of reason for support.	One time capital contribution to bring the Fund’s NAV to $1.000000
Item C.9	Term of support.	Once
Item C.10	Brief description of any contractual restrictions relating to support.	None

Part D: Deviation between current net asset value per share and intended stable price per share

Not applicable.

Part E: Imposition of liquidity fee

Not applicable.

Part F: Suspension of fund redemptions

Not applicable.

Part G: Removal of liquidity fees and/or resumption of fund redemptions

Not applicable.

Part H: Optional disclosure

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MML Series Investment Fund II

/s/ Nicholas H. Palmerino
Nicholas H. Palmerino Chief Financial Officer and Treasurer

Date:	April 26, 2016